EXHIBIT A

          VOCALTEC ANNOUNCES 2008 FOURTH QUARTER AND FULL YEAR RESULTS

HERZLIA, ISRAEL - MARCH 2, 2009 - VOCALTEC COMMUNICATIONS LTD. (NASDAQ CM:
VOCL), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the fourth quarter and year ended December 31, 2008.

Revenues for the fourth quarter of 2008 were $1.5 million. Revenues for 2008 were $6.1 million, an increase of 6% compared to revenues of $5.8 million in 2007. Gross margin was 52% for the fourth quarter of 2008 and 52% for 2008 compared with 41% for 2007, which was negatively affected by an inventory write-off.

Operating expenses for the fourth quarter of 2008 included an income of $6.1 million, net, from the sale of 4 patents, as announced on December 23, 2008. This follows a prior sale of 11 patents in the third quarter of 2008. The aggregate net income from patent sales in 2008 was $14.9 million. As such, operating expenses for the fourth quarter of 2008 were $0.4 million, while operating expenses for the full year were an income of $0.5 million.

Operating expenses, excluding the effect of impairment of goodwill, amortization of intangible assets, share-based compensation expenses and income from the patents sale, were $2.3 million in the fourth quarter and $9.1 million for 2008, a 9% reduction compared with operating expenses of $10.0 million in 2007.

Net income for the fourth quarter of 2008 was $0.5 million, or $0.07 per share. Net income for the full year 2008 was $3.7 million, or $0.50 per share, compared with a net loss of $14.2 million, or $1.92 per share, in 2007.

On a non-GAAP basis, net income for the fourth quarter of 2008 was $4.7 million, or $0.64 per share, and for the full year 2008 was $9.4 million, or $1.27 per share, compared with a net loss of $7.0 million, or $0.95 per share, in 2007.

As of December 31, 2008, the Company had net cash and cash equivalents, short term deposits and restricted cash in the amount of $15.5 million, or $2.11 per share.

Commenting on the results, Ido Gur, the Company's President and Chief Executive Officer, said: "We close 2008 and move into 2009, by starting a new chapter in VocalTec's history. We begin 2009 with a new and highly motivated management team, as well as a very strong cash position with which to execute on our strategic plan. The successful monetization sale during 2008 of part of our patent portfolio maximized the value of these assets for our shareholders without any impact on our operations, and enables us to move into 2009 with a stronger ability to grow the business, return to profitability and realize the full potential of our VoIP solutions."

Mr. Gur Continued: "In 2009, we hope to see the fruits of our efforts that we have recently put in place. While we expect the first quarter to show a decline in revenues, we are confident that revenues for the full year 2009 will increase. We are highly focused on lowering costs and on expanding our penetration into the territories in which we operate, particularly Russia and Africa. We believe that our VoIP solutions very much fit the needs of our target markets, particularly in current times, providing them with a fast return on investment."

CONFERENCE CALL

Mr. Ido Gur, President and CEO of VocalTec, invites investors to participate in a conference call scheduled for Monday, March 2, 2009, at 10:00 am ET. On the call, management will review and discuss the results, and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers, 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 723 3164
ISRAEL Dial-in Number: 03 918 0688
INTERNATIONAL Dial-in Number: +972 3 918 0688

For those unable to listen to the live call, a replay of the call will be available from a link in the investor relations section of VocalTec's website, at: www.vocaltec.com

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM: VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

CONTACTS:

VOCALTEC                               GK INVESTOR RELATIONS
Gali Rosenthal                         Kenny Green
+972 9 970 3805                        (646) 201-9246
gali@vocaltec.com                      info@gkir.com

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.


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


                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                  December 31,   December 31,
                                                     2008            2007
                                                    -------        -------
Current Assets
        Cash and Cash equivalents                     5,090          4,496
        Short term deposits                           9,900              -
        Restricted cash                                 554            539
        Trade receivables, net                          214            625
        Other receivables                               483          1,543
        Severance pay funds                             489            421
        Inventories                                      38            261
                                                    -------        -------
                    Total Current Assets             16,768          7,885

Severance pay funds                                     618          1,010
                                                    -------        -------
Equipment, net                                          614            655
                                                    -------        -------
Intangible assets, net                                  160          2,481
                                                    -------        -------
Goodwill                                                  -          2,297
                                                    -------        -------
                    Total Assets                     18,160         14,328
                                                    =======        =======

Current Liabilities
        Trade payable                                 1,707            813
        Accrued expenses                              3,300          3,166
        Accrued severance pay                           756            552
        Deferred revenues                               885          2,697
                                                    -------        -------
                    Total Current Liabilities         6,648          7,228
                                                    -------        -------
Long Term Liabilities
        Accrued severance pay                           870          1,393
                                                    -------        -------
                    Total Long Term                     870          1,393
                                                    -------        -------
Total Liabilities                                     7,518          8,621
                                                    -------        -------


Shareholders Equity
        Share capital                                   213            213
        Other comprehensive income                       76             18
        Additional paid-in capital                   94,761         93,592
        Accumulated deficit                         (84,408)       (88,116)
                                                    -------        -------
                    Total Shareholders Equity        10,642          5,707
                                                    -------        -------
Total Liabilities and Shareholders Equity            18,160         14,328
                                                    =======        =======



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


                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
             Reconciliation of U.S. GAAP to non U.S. GAAP results *
                      All data in thousands of U.S. dollars

                                              Three months ended    Twelve months ended
                                                    ------        ----------------------
                                                  December 31,         December 31,
                                                    ------        ----------------------
                                                      2008          2008           2007
                                                    -------       -------        -------
                                                 GAAP results  GAAP results   GAAP results
                                                 (as reported) (as reported)  (as reported)
                                                    -------       -------        -------
Sales
       Products                                       1,058         3,980          3,006
       Services                                         442         2,134          2,748
                                                    -------       -------        -------
                                                      1,500         6,114          5,754
                                                    -------       -------        -------
Cost of sales
       Products                                         509         2,027          2,027
       Services                                         146           580            523
                                                    -------       -------        -------
                                                        655         2,607          2,550
       Inventory write off                                -             -            459
       Amortization of intangible assets                 70           328            385
                                                    -------       -------        -------
                                                        725         2,935          3,394
                                                    -------       -------        -------
Gross profit                                            775         3,179          2,360
                                                    -------       -------        -------

Operating Expenses
       Research and development, net                    918         4,154          4,567
       Selling and marketing                            852         3,374          4,556
       General and administrative                       660         2,704          1,992
       Income from sale of Patents, net              (6,112)      (14,913)             -
       Impairment of goodwill and intangible
       assets                                         3,993         3,993          5,437
       Amortization of intangible assets                 45           180            180
                                                    -------       -------        -------
       Total Operating Expenses                         356          (508)        16,732
                                                    -------       -------        -------

Operating income (loss)                                 419         3,687        (14,372)
                                                    -------       -------        -------

Financial Income ,net                                   183            90            230
                                                    -------       -------        -------
Net income (loss) before income taxes                   602         3,777        (14,142)
                                                    -------       -------        -------

Income taxes                                             69            69             37
                                                    -------       -------        -------
NET INCOME (LOSS)                                       533         3,708        (14,179)
                                                    =======       =======        =======

GAAP NET INCOME (LOSS)                                  533         3,708        (14,179)

ADJUSTMENTS

       Impairment of goodwill and intangible
       assets                                         3,993         3,993          5,437
Amortization of intangible assets
       included in cost of sales                         70           328            385
       included in operating expenses                    45           180            180

Equity based compensation expense
       included in cost of sales                          2            17             18
       included in research and development              35           357            353
       included in sales and marketing                   49           263            224
       included in general and administrative             6           532            552
                                                    -------       -------        -------
NON-GAAP NET INCOME (LOSS)                            4,733         9,378         (7,030)
                                                    =======       =======        =======


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


* TO SUPPLEMENT OUR CONSOLIDATED FINANCIAL STATEMENT PRESENTED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), WE ALSO PROVIDE INFORMATION ABOUT OUR NET INCOME ON A NON-U.S. GAAP BASIS, WHICH IS ADJUSTED FROM RESULTS BASED ON U.S. GAAP TO EXCLUDE THE EXPENSE WE RECORDED FOR IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS, SHARE-BASED COMPENSATION AND AMORTIZATION OF INTANGIBLE ASSETS. THESE NON-U.S. GAAP FINANCIAL MEASURES ARE PROVIDED TO ENHANCE OVERALL UNDERSTANDING OF OUR CURRENT FINANCIAL PERFORMANCE AND OUR PROSPECTS FOR THE FUTURE. SPECIFICALLY, WE BELIEVE THE NON-U.S. GAAP RESULTS PROVIDE USEFUL INFORMATION TO BOTH MANAGEMENT AND INVESTORS AS THESE NON-U.S. GAAP RESULTS EXCLUDE MATTERS THAT WE BELIEVE ARE NOT INDICATIVE OF OUR CORE OPERATING RESULTS. FURTHER, THESE NON-U.S. GAAP RESULTS ARE ONE OF THE PRIMARY INDICATORS MANAGEMENT USES FOR ASSESSING OUR PERFORMANCE, ALLOCATING RESOURCES AND PLANNING AND FORECASTING FUTURE PERIODS. THESE MEASURES SHOULD BE CONSIDERED IN ADDITION TO RESULTS PREPARED IN ACCORDANCE WITH U.S. GAAP, BUT SHOULD NOT BE CONSIDERED A SUBSTITUTE FOR OR SUPERIOR TO U.S. GAAP RESULTS. THESE NON-U.S. GAAP MEASURES MAY BE DIFFERENT THAN THE NON-U.S. GAAP MEASURES USED BY OTHER COMPANIES.



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